December 12, 2008

Via EDGAR
Ms. Ta Tanisha Meadows
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Affinity Media International Corp.
Item 4.01 8-K Filed December 4, 2008
File No. 000-51983

Dear Ms. Meadows:

On behalf of Affinity Media International Corp. (“Affinity,” “we” or the “Company”), we are responding to the comments received from your office by letter dated December 5, 2008 with respect to the above-referenced Item 4.01 8-K (the “8-K”).  We have restated your comments in bold and responded to each below.

Item 4.01 Form 8-K Filed December 4, 2008

1.           We note your disclosure in the first paragraph that the board of directors approved the appointment of KBL, LLP on December 1, 2008. Please disclose the date that you actually engaged KBL, LLP. If you have not actually engaged KBL, LLP, please acknowledge your obligation to file a current report on Form 8-K to report the engagement and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

The Company engaged KBL, LLP as independent auditors on December 1, 2008.  We have provided this disclosure in the first paragraph of our amendment to Form 8-K.

2.           Please revise your disclosures in the fifth paragraph regarding the period during which there were no reportable events. This period should include the two most recent years and any subsequent interim period preceding the declination of M&K on December 1, 2008. Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

We have revised our disclosure in the fifth paragraph to state that during the fiscal years ended December 1, 2007 and 2006 and through December 1, 2008, there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

3.           Please revise your disclosure in the seventh paragraph regarding the period during which there was no consultation with KBL, LLP. This period should include the two most recent years and any subsequent interim period preceding the date of the engagement of KBL, LLP. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

We have revised our disclosure in the seventh paragraph to state that during the fiscal years ended December 31, 2007 and 2006 and through December 1, 2008, neither we nor anyone on our behalf has consulted with KBL, LLP.

4.           Please note that you are also required to file a letter from M&K stating whether or the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. The updated letter should be filed within two business days of its receipt or 10 days business days after filing any amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We have included as an exhibit to our amendment to Form 8-K, an updated letter from M&K.

In connection with your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions please contact Sarah Williams, Esq. at (212) 370-1300 or the undersigned at (818) 705-0010.

Very truly yours,

/s/Peter Engel
Peter Engel
Chief Executive Officer